

January 14, 2013

Via E-mail
Mr. Rodney Bingham
President and Chief Executive Officer
Thermon Group Holdings, Inc.
100 Thermon Drive
San Marcos, Texas 78666

> **Re: Thermon Group Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2012**
> **Filed June 8, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 13, 2012**
> **File No. 1-35159**

Dear Mr. Bingham:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2012

Consolidated Statements of Operations, page 50

1.   We see from your disclosures on page 6 of this filing that you provide turnkey, engineering and other value-added services. Please tell us what percentage such services were to your total revenues during each of the periods presented in your statements of operations. If service revenues exceeded 10 percent of revenues during any of the periods presented, please revise future filings to separately disclose your service revenues and related cost of service revenues. Refer to Rule 5-03(b)(1)(a) of Regulation S-X. Also,

consider the impact of this comment on disclosures in Thermon Holding Corporation's future filings.

Notes to Consolidated Financial Statements, page 54

Note 19 – Quarterly Results (Unaudited), page 74

2. Please revise this Note in future filings to provide earnings per share data and describe the effect of any unusual or infrequently occurring items recognized for each quarter presented. Refer to Item 302 (a)(1)-(3) of Regulation S-K. Also, consider the impact of this comment on disclosures in Thermon Holding Corporation's future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2012

Exhibits 31.1, 31.2, 31.3, and 31.4

3. Please amend this filing to revise these certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Specifically, we note that paragraph 4 omits the introductory language referring to internal control over financial reporting. Please also amend your June 30, 2012 Form 10-Q to comply with this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief